Suite 1919, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T:（1-737）215-8491

F:（1-917）672-3642

junheny@junhe.com

VIA EDGAR

June 5, 2023

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Draft Registration Statement on Form F-1

Submitted April 21, 2023

CIK No. 0001967822

Dear Mr. Nalbantian:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 17, 2023 (the “Comment Letter”) on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on April 21, 2023 (the “Draft Registration Statement”). The Company confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or the requested effective date of the registration statement.

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Revised Draft Registration Statement”). The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Draft Registration Statement.

Cover Page

1.	We note your disclosure that following the offering, Mr. Hong will carry a majority of the voting power of the company and that the company will be a “controlled company.” Please revise the cover page to disclose the percentage of voting power to be held by Mr. Hong following the offering and, if true, that Mr. Hong will have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

2.	Your disclosure should acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

3.	Please discuss on the cover page and risk factor section the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to, are:

●	Enforceability of civil liabilities in Hong Kong;

●	Disclose on the cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange; and

●	Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 24 of the Revised Draft Registration Statement.

4.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 38 of the Revised Draft Registration Statement.

Prospectus Summary

Corporate History and Structure, page 1

5.	Identify clearly the entity in which investors are purchasing their interest and the entity in which the company’s operations are conducted, similar to your disclosure on the cover page.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

Wholesale of Pre-Owned Consumer Electronic Devices Business, page 2

6.	Please revise to balance any revenue discussion with a discussion of your total revenues and net income or loss (for similar periods) as reflected in the included financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

Summary of Risks Associated with our Business

Risks Related to Doing Business in Hong Kong, page 6

7.	In addition to the existing summary bullets in this sub-section, please also include specific cross-references (title and page number) to the risk factors summarized in each bullet, rather than a generalized cross-reference to page 35 of your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-8 of the Revised Draft Registration Statement.

PRC Related Regulations Related to this Offering, page 9

8.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Draft Registration Statement.

9.	We note your disclosure concluding that you are not subject to the disclosed PRC authorities’ capital markets regulations. In addition to this disclosure, please also include disclosure discussing the possible ramifications if you did become subject to such PRC laws/authorities, similar to your disclosure on the cover page.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Draft Registration Statement.

Risk Factors, page 14

10.	We note your disclosure on page 2, and elsewhere, in the registration statement that you rely on maintaining a lean inventory. We also note your risk factor on page 20 that failing to manage your inventory effectively is a material risk. However, please also disclose the risks of how an incident or disruption in your supply chain could impact your business and operations due to this reliance on maintaining a lean inventory and any disruptions you have experienced due to such reliance.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised Registration Statement.

Risks Related to our Business, page 14

11.	We note your risk factor on page 31 addressing, amongst other things, your lack of sufficiently U.S. GAAP skilled staff and on page 33 management’s lack of public company experience. Please include a risk factor addressing your lack of experience complying with public company ongoing reporting requirements and the negative impact this could have on your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Draft Registration Statement.

If we are unable to maintain our existing customer base and attract new customers,

our business, financial condition and results of..., page 15

12.	You state in this risk factor that the public perception that pre-owned electronic consumer goods may be counterfeit or defective is “factually incorrect or based on isolated incidents.” We also note that on page 17 you have a risk factor stating that counterfeit items is a material risk to your business. Please clarify the discrepancy that the impression that pre-owned electronic consumer goods being counterfeit or defective is “factually incorrect” with your disclosure that counterfeit consumer electronics are a material risk to your business

In response to the Staff’s comment, the Company has deleted the statement “factually incorrect or based on isolated incidents” on page 17 of the Revised Draft Registration Statement.

The relative lack of public company experience of our management team may put us at a risk of competitive disadvantage, page 33

13.	We note your disclosure that your senior management team “does not have much” experience managing a publicly traded company. However, we note that your Management section biographies contain no disclosure of U.S. public company experience. Please clarify this discrepancy or clarify that the current senior management team has no U.S. public company experience.

The Staff’s comment is respectfully noted. The Company respectfully advises the Staff that Mr. Wai Leung (“Alfred”) Lau has been an independent non-executive director of Jianzhi Education Technology Group Company Limited, a company listed on Nasdaq (stock code: JZ), since August 26, 2022. Therefore, the Company revised the disclosure on page 36 of the Revised Draft Registration Statement to clarify the Company’s board of directors and senior management do not have much experience managing a publicly traded company.

Risks Related to Doing Business in Hong Kong

Although we do not believe we are required to file with the China Securities

Regulatory Commission for this offering under the Trial … , page 41

14.	You disclose in this risk factor that you do not believe you are subject to the Trial Measures. However, it appears you have not relied on the opinion of counsel to come to this conclusion. If so, please state as much.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 56

15.	We note your disclosure here stating that all of your officers are nationals or residents of Hong Kong. In this section, please also include whether your directors are nationals or residents of Hong Kong or mainland China. Relatedly, in the risk factor on page 36, please clarify which officers or directors are resident in Hong Kong or mainland China, rather than disclosing that “most” are resident in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

Market Competition, page 60

16.	We note your disclosure on page 4 that 99% of your pre-owned electronics revenue comes from the sale of Apple products. We also note that Apple themselves operate in the preowned consumer electronics space for their own products with their “Certified Refurbished” program. Please disclose here, and elsewhere you deem relevant, the impact and risks of competing with Apple when selling pre-owned Apple products.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Revised Draft Registration Statement.

Inflation, page 67

17.	You disclose here and on page 34 that the company experienced material adverse effects due to inflationary pressures or rising costs. Please expand to identify the principal factors, including any jurisdictions your purchase from or sell to, contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71-72 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations Critical Accounting Policies, page 68

18.	For critical accounting estimates, disclosure should supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation, uncertainty and have had, or are reasonably likely to have, a material impact on your financial condition or results of operations. Please revise. Refer to Item 303(b)(3) of Regulation S-K and SEC Release 33-8350

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Revised Draft Registration Statement.

Our Business, page 82

19.	Please disclose in this section whether your business experiences any seasonality, as you do in your risk factor on page 26. Refer to Item 4.B.3 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement.

20.	Please describe any marketing channels used by your business, if any. Refer to Item 4.B.5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

Suppliers, page 85

21.	Please disclose whether the prices of the pre-owned consumer electronics devices are subject to any material volatility. Refer to Item 4.B.4 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

Business Plan, page 87

22.	We note you list the website as “www.cgtrecycle.com” but we believe this may be a typo and should be “www.cgt-recycle.com.”

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

23.	To the extent possible, please revise the respective business expansion plans to include cost and time estimates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 86 of the Revised Draft Registration Statement.

Where you can Find Additional Information, page 132

24.	Please use the SEC url “www.sec.gov” instead of url “www.sec.report.” Refer to Item 4.A.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

(4) Inventory, page F-14

25.	You disclose here that cost is determined on a first-in, first-out basis. On page F-9 you disclose the average cost method is used. Please revise for consistency.

In response to the Staff’s comment, the Company has revised page F-9 of the Revised Draft Registration Statement.

GENERAL

26.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they remain copies of the communications.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Fang Liu, Partner, VCL Law LLP